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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G

Information to be included in Statements filed pursuant to Rules 13d-1 (b), (c)
         and (d) and Amendments thereto filed pursuant to Rule 13d-2(b)
                    Under the Securities Exchange Act of 1934
                               (Amendment No. __)*

                            Harvard Bioscience, Inc.
                                (Name of Issuer)

                     Common Stock, Par Value $0.01 Per Share
                         (Title of Class of Securities)

                                    416906105
                                 (CUSIP Number)

                                December 31, 2000
             (Date of Event Which Requires Filing of This Statement)

                   Check the appropriate box to designate the
                      rule pursuant to which this Schedule
                                    is filed:

                              /   / Rule 13d-1(b)
                              /   / Rule 13d-1(c)
                              / X / Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

**The total number of shares reported herein is 1,963,825 shares, which constitutes approximately 7.9% of the 24,782,422 shares of Common Stock deemed outstanding pursuant to Rule 13d-3(d)(1)(i) under the Act. Unless otherwise stated, all ownership percentages set forth herein assume that there are 24,782,422 shares outstanding.
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                                  SCHEDULE 13G
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CUSIP No. 416906105                                            Page 2 of 6 Pages
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1  NAME OF REPORTING PERSONS

         FIRST NEW ENGLAND CAPITAL LIMITED PARTNERSHIP
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2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                    (a)/___/
                                                                        (b)/ X /
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3  SEC USE ONLY

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4  CITIZENSHIP OR PLACE OF ORGANIZATION

         CONNECTICUT
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    NUMBER                 5       SOLE VOTING POWER                   1,963,825
    OF
    SHARES                 -----------------------------------------------------
    BENEFICIALLY           6       SHARED VOTING POWER                       -0-
    OWNED
    BY                     -----------------------------------------------------
    EACH                   7       SOLE DISPOSITIVE POWER              1,963,825
    REPORTING
    PERSON                 -----------------------------------------------------
    WITH                   8       SHARED DISPOSITIVE POWER                  -0-

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9        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         1,963,825
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10       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
         SHARES*                                 /___/
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11       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

         7.9%
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12       TYPE OF REPORTING PERSON*

         PN
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                                  SCHEDULE 13G
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CUSIP No. 416906105                                            Page 3 of 6 Pages
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Item 1(a).        Name of Issuer:
                  Harvard Bioscience, Inc.

Item 1(b).        Address of Issuer's Principal Executive Offices:
                  84 October Hill Road
                  Holliston, Massachusetts 01746-1371

Item 2(a).        Name of Person Filing:
                  See Item 1 of Page 2

Item 2(b).        Address of Principal Business Office or, if none, Residence:
                  100 Pearl Street Hartford, CT

Item 2(c).        Citizenship:
                  See Item 4 of Page 2

Item 2(d).        Title of Class of Securities:
                  Common Stock

Item 2(e).        CUSIP Number:
                  416906105

Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), check whether the person filing is a:
                  (a) [ ] Broker or dealer registered under Section 15 of the
                          Act,
                  (b) [ ] Bank as defined in Section 3(a)(6) of the Act,
                  (c) [ ] Insurance Company as defined in Section 3(a)(19) of the Act,
                  (d) [ ] Investment Company registered under Section 8 of the
                          Investment Company Act,
                  (e) [ ] Investment Adviser in accordance with Rule
                          13d-1(b)(1)(ii)(E),
                  (f) [ ] Employee Benefit Plan or Endowment Fund in accordance with Rule 13d-1(b)(1)(ii)(F),
                  (g) [ ] Parent Holding Company or control person in accordance with Rule 13d-1(b)(1)(ii)(G),
                  (h) [ ] Savings Association as defined in Section 3(b) of the
                          Federal Deposit Insurance Act,
                  (i) [ ] Church plan that is excluded from the definition
                          of an investment company under Section 3(c)(14) of the Investment Company Act,
                  (j) [ ] Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

                  Not applicable to Reporting Person
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                                  SCHEDULE 13G
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CUSIP No. 416906105                                            Page 4 of 6 Pages
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Item 4.           Ownership

                  (a)  Amount Beneficially Owned:
                       See Item 9 of Page 2
                  (b)  Percent of Class: See Item 11 of Page 2
                  (c)  Number of  shares as to which such person has:
                         (i)   Sole power to vote or to direct the vote - See
                               Item 5 of Page 2
                         (ii)  Shared power to vote or to direct the vote - See
                               Item 6 of Page 2
                         (iii) Sole power to dispose or to direct the
                               disposition of - See Item 7 of Page 2
                         (iv) Shared power to dispose or to direct the disposition of - See Item 8 of Page 2

                  Reporting Person

                  First New England Capital Limited Partnership ("FNEC")

                  The aggregate number of shares of the stock that FNEC owns beneficially, pursuant to Rule 13d-3 of the Act, is 1,963,825, which constitutes approximately 7.9% of the outstanding shares of the common stock.

                  Controlling Persons

                  FINEC, Corp.

                  Because of its position as the managing general partner of FNEC, FINEC Corp. may, pursuant to Rule 13d-3 of the Act, be deemed to be the beneficial owner of 1,963,825 shares of the common stock, which constitutes approximately 7.9% of the outstanding shares of the stock.

                  Richard C. Klaffky, Jr.

                  Because of his position as an executive officer, director and shareholder of FINEC, Mr. Klaffky may, pursuant to Rule 13d-3 of the Act, be deemed to be the beneficial owner of 1,963,825 shares of the common stock, which constitutes approximately 7.9% of the 24,782,422 shares of the stock deemed outstanding pursuant to Rule 13d-3(d)(1)(i). Mr. Klaffky disclaims beneficial ownership of such shares, except to the extent of his pecuniary interest therein.


Item 5.           Ownership of Five Percent or Less of a Class:
                  Not Applicable to Reporting Person
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                                  SCHEDULE 13G
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CUSIP No. 416906105                                            Page 5 of 6 Pages
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Item 6.      Ownership of More than Five Percent on Behalf of Another Person:
             Not Applicable to Reporting Person

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company:
             Not applicable to Reporting Person

Item 8.      Identification and Classification of Members of the Group:
             Not applicable to Reporting Person

Item 9.      Notice of Dissolution of a Group:
             Not applicable to Reporting Person

Item 10.     Certification:
             Not applicable to Reporting Person.
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                                  SCHEDULE 13G
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CUSIP No. 416906105                                            Page 6 of 6 Pages
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                                    Signature


         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                           First New England Capital, Limited
                                           Partnership

                                           By:  FINEC Corp.
                                                General Partner


                                           /s/   Richard C. Klaffky, Jr.
                                           -------------------------------------
                                                  Richard C. Klaffky, Jr.
                                                  President